UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

SIGMATRON INTERNATIONAL, INC.
(Name of Subject Company (Issuer))

TRANSOM AXIS MERGERSUB, INC.
(Names of Filing Persons (Offeror))
a direct wholly owned subsidiary of

TRANSOM AXIS ACQUIRECO, LLC
(Names of Filing Persons (Parent of Offeror))
a direct wholly owned subsidiary of

TRANSOM AXIS HOLDCO, INC.
TRANSOM AXIS TOPCO, LLC
TRANSOM CAPITAL FUND IV, L.P.
(Names of Filing Persons (Other Persons))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82661L 101
(CUSIP Number of Class of Securities (Underlying Common Stock))

Russell Roenick
Transom Capital Group, LLC
100 N. Pacific Coast Highway, Suite 1725
El Segundo, California 90245
Telephone: +1 (310) 407-0940

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Robert E. Goedert, P.C.
Kevin M. Frank
Kirkland & Ellis LLP
333 West Wolf Point Plaza
Chicago, Illinois 60654
(312) 862-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 26, 2025, (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”), by Transom Axis MergerSub, Inc., (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Transom Axis AcquireCo, LLC a Delaware limited liability company (“Parent”).

The Schedule TO relates to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of SigmaTron International, Inc., a Delaware corporation (the “Company”), in exchange for (i) $3.02 per Share (the “Offer Price”), net to the stockholder in cash, without interest and less any required tax withholding, upon the terms and subject to the conditions set forth in this Letter of Transmittal and in the related Offer to Purchase, dated June 26, 2025 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Section 16 (Certain Legal Matters; Regulatory Approvals) of the Offer to Purchase is amended by adding the following new sub-heading and paragraphs immediately following the end of the last paragraph of such section:

“Legal Proceedings Relating to the Tender Offer

On June 26, 2025, SigmaTron and the members of the SigmaTron Board were named as defendants in a complaint captioned David Elliott v. SigmaTron International, Inc. et al., Index No. 653878/2025, filed in the Supreme Court of the State of New York, County of New York (the ‘‘Elliot Complaint’’). On June 27, 2025, SigmaTron and the members of the SigmaTron Board were named as defendants in a complaint captioned Robert Williams v. SigmaTron International, Inc. et al., Index No. 653885/2025, filed in the Supreme Court of the State of New York, County of New York (the ‘‘Williams Complaint’’). Each of the Elliot Complaint and the Williams Complaint alleges, among other things, that the Schedule 14D-9 omits or misrepresents material information in violation of New York common law. Each of the Elliot Complaint and Williams Complaint seeks, among other things, an injunction of the Transactions until the defendants make additional disclosures. SigmaTron believes that the Elliot Complaint and the Williams Complaint are each without merit.

In addition, as of July 11, 2025, SigmaTron has received several demand letters from purported SigmaTron stockholders generally alleging deficiencies in the disclosures associated with the Transactions. SigmaTron believes that these demand letters are without merit.

It is possible that additional demand letters or complaints may be received by or filed against SigmaTron, the SigmaTron Board, Parent or Merger Sub. If such additional demand letters are received or complaints are filed, absent new or different allegations that are material, SigmaTron, Parent and Merger Sub will not necessarily disclose them. The outcome of the matters described above cannot be predicted with certainty.

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SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 14, 2025	TRANSOM AXIS MERGERSUB, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS ACQUIRECO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS HOLDCO, INC.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM AXIS TOPCO, LLC

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	President

TRANSOM CAPITAL FUND IV, L.P.

/s/ Russell Roenick
	Name:	Russell Roenick
	Title:	Authorized Signatory

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